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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

LEARNING TREE INTERNATIONAL, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

522015 10 6

(CUSIP Number)

Mary C. Adams, Secretary

Learning Tree International, Inc.

400 North Continental Boulevard, Suite 200

El Segundo, CA 90245

310-342-2229

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 10, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

CUSIP No. 522015 10 6

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Eric R. Garen
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) Not applicable
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power

1,598,381
8. Shared Voting Power

0
9. Sole Dispositive Power

1,598,381
10. Shared Dispositive Power

0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,598,381
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 9.6%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 522015 10 6

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Nancy Garen
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) Not applicable
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power

1,598,381
8. Shared Voting Power

0
9. Sole Dispositive Power

1,598,381
10. Shared Dispositive Power

0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,598,381
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 9.6%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 522015 10 6

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). The Garen Family Foundation, Tax ID # 95-4621093
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) Not applicable
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power

73,454
8. Shared Voting Power

0
9. Sole Dispositive Power

73,454
10. Shared Dispositive Power

0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 73,454
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 0.44%.
14.	Type of Reporting Person (See Instructions) OO

Item 1. Security and Issuer

The class of securities to which this Schedule 13D relates is the common stock, $.0001 par value (the “Common Stock”), of Learning Tree International, Inc., a Delaware corporation (the “Company”). The address of the Company’s principal executive office is 400 North Continental Boulevard, Suite 200, El Segundo, CA 90245.

Item 2. Identity and Background

This filing amends a Schedule 13D/A filed by the Reporting Persons on March 9, 2006. This statement is being filed by the following persons (the “Reporting Persons”):

a. Eric R. Garen is Vice Chairman of the Company, whose principal address is 400 North Continental Boulevard, Suite 200, El Segundo, CA 90245. Nancy Garen is his wife. Eric and Nancy Garen are co-trustees of the Garen Family Trust, a California living trust.

b. The Garen Family Foundation (the “Foundation”), is a Section 501(c)(3) exempt private foundation, of which Eric and Nancy Garen are co-trustees. The Garens disclaim beneficial ownership of all shares owned by the Foundation.

c. During the past five years, none of the Reporting Persons has (1) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (2) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

d. Eric and Nancy Garen are citizens of the United States. The Foundation is a Section 501(c)(3) exempt privation foundation.

Item 3. Source and Amount of Funds or Other Consideration

Not Applicable.

Item 4. Purpose of Transaction

As of April 10, 2006, the Garen Family Foundation made the following bona fide gifts of Common Stock:

1.	6,700 shares of Common Stock to Mount St. Mary’s College for benefit of the Da Camera Society;

2.	90,000 shares of Common Stock to Washington University; and

3.	96,225 shares of Common Stock to The Adventures in Learning Foundation.

Item 5. Interest in Securities of the Issuer

(a) According to the Company’s Proxy Statement on Schedule 14A filed January 23, 2006, the Company had an aggregate of 16,662,335 shares of Common Stock outstanding as of January 20, 2006.

(b) The aggregate number of shares of Common Stock beneficially owned by each of Eric and Nancy Garen is 1,598,381 shares constituting 9.6% of the outstanding shares of Common Stock of the Company, of which (1) 876,268 shares are owned by the Garen Family Trust, of which Eric and Nancy Garen are co-trustees and as to which each has sole voting and dispositive power; (2) 73,454 shares are owned by the Garen Family Foundation, of which Eric and Nancy Garen are co-trustees and as to which each has sole voting and dispositive power and each disclaims beneficial ownership; (3) in the case of Eric R. Garen, 414,520 shares are owned by the Eric R. Garen 2005 Annuity Trust and 234,139 are shares owned by the Eric R. Garen 2006 Annuity Trust; and (4) in the case of Nancy Garen, 414,520 shares are owned by the Nancy Garen 2005 Annuity Trust, and 234,139 shares are owned by the Nancy Garen 2006 Annuity Trust.

In aggregate, eliminating duplication of shares, Eric and Nancy Garen together beneficially own 2,247,040 shares constituting 13.5% of the outstanding shares of Common Stock of the Company.

The shares listed for Eric and Nancy Garen do not include an aggregate of 1,195,065 shares of Common Stock owned by three Trusts established by Eric and Nancy Garen for the benefit of their children and as to which they lack voting and dispositive power and disclaim beneficial ownership.

Beneficial ownership of the Reporting Persons is summarized below:

Capacity	Eric Garen	Nancy Garen
As trustee of the Garen Family Trust, a living trust	876,268	876,268
As trustee of the Eric R. Garen 2005 Annuity Trust	414,520	0
As trustee of the Eric R. Garen 2006 annuity Trust	234,139	0
As trustee of the Nancy Garen 2005 Annuity Trust	0	414,520
As trustee of the Nancy Garen 2006 Annuity Trust	0	234,139
As trustee of the Garen Family Foundation	73,454	73,454
Total	1,598,381	1,598,381

The voting and dispositive power of the Garens is summarized below:

	Eric Garen	Nancy Garen
Sole Voting and Dispositive Power	1,598,381	1,598,381
Shared Voting and Dispositive Power	0	0

(c) Other than the gifts described above, during the past sixty (60) days, the Reporting Persons have not effected any transaction in the Common Stock of the Company, however, on March 9, 2006, they filed a Schedule 13D/A with respect to an amendment to certain Trading Plans described in such Schedule 13D/A.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

As previously disclosed, certain five year liquidity programs pursuant to Rule 10b5-1 promulgated under the Securities and Exchange Act of 1934, were entered into as of May 10, 2004, and amended on March 7, 2006, by each of the Garen Family Trust, the Garen Dynasty Trust, the Nicole Suzanne Garen Family Trust, the Steven Robert Garen Family Trust and the Garen Family Foundation and Charles Schwab & Co., Inc.

Item 7. Material to Be Filed as Exhibits

None.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 14, 2006

/s/ Eric R. Garen
Signature
Eric R. Garen
Name/Title

/s/ Nancy Garen
Signature
Nancy Garen
Name/Title

The Garen Family Foundation

By:	/s/ Eric R. Garen
Signature
Eric R. Garen, Trustee
Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact

constitute Federal criminal violations (See 18 U.S.C. 1001)